August 22, 2012

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington, D.C.  20549

RE:	The Aegis Funds (the “Trust”), On behalf of the Aegis High Yield Fund (the “Fund”)
File Nos. 333-106971 and 811-21399

Dear Ms. Browning:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on August 2, 2012 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 12 to its Registration Statement on Form N-1A.  PEA No. 12 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on June 25, 2012, and is anticipated to become effective on August 24, 2012.  The purpose of PEA No. 12 was to register one new class of shares —Class A shares — of the Fund.

The Trust will file PEA No. 13 under Rule 485(b) to make certain non-material changes and to file exhibits to the registration statement.  Additionally, PEA No. 13 redesignates the original class of shares of the Fund as Class I shares.  At such time PEA No. 13 becomes effective, the Fund will issue and offer two classes of shares: Class A and Class I.

For your convenience in reviewing the Fund’s response, your comment is included in bold typeface immediately followed by the Fund’s response.

General

Comment 1.	In connection with responding to the Staff’s comments, please provide, in writing, a statement from the Fund acknowledging that:

1.
In connection with the comments made by the staff (the “Staff”) of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
Neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

Response:
We acknowledge on behalf of the Fund that: (1) in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure; (2) the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and (3) the Fund represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

I trust that the Fund’s response set forth above adequately addresses your comment.  If you have any additional questions or require further information, please contact Paul Miller at (202) 737-8833 or Edward Paz at (414) 765-5366.

Sincerely,

THE AEGIS FUNDS

/s/ Scott L. Barbee
Scott L. Barbee
President

cc:           Paul Miller, Seward & Kissel LLP
Edward Paz, U.S. Bancorp Fund Services, LLC